AB SO 3/6/03

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.
207

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03014144

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFM Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 Highway 9
(No. and Street)

Howell (City) New Jersey (State) 07731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Scatigna (732) 905-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cowan, Gunteski & Co., P.A.
(Name – *if individual, state last, first, middle name*)

750 Broad Street (Address) Shrewsbury (City) NJ (State) 07702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Scatigna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowan, Gunteski & Co., P.A., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2002 and 2001

AFM INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Years Ended December 31, 2002 and 2001

CONTENTS

Cowan, Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the accompanying statements of financial condition of AFM Investments, Inc. as of December 31, 2002 and 2001, and the related statements of operations and accumulated deficit, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFM Investments, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cowan, Gunteski & Co., P.A.

Shrewsbury, New Jersey
February 5, 2003

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and Cash Equivalents	$ 45,200	$ 57,706
Commissions Receivable	782	34,173
Securities Owned at Market Value	-	105,725
Deposit with Clearing Organization	75,000	75,000
Property and Equipment, net of accumulated depreciation	1,054	2,641
Security Deposits	9,315	9,315
Employee Advances	-	4,000
Restricted Securities Held	3,300	3,300
Deferred Tax Assets	22,803	20,696
Total Assets	$ 157,454	$ 312,556

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Commissions Payable	$ 17,461	$ 45,763
Accounts Payable	10,929	15,667
Accrued Interest	2,000	6,000
Other Liabilities	4,849	4,212
IncomeTaxes Payable	695	200
Loans Payable	50,000	-
Subordinated Borrowings	-	150,000
Total Liabilities	85,934	221,842
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 250 Shares Authorized, 200 Shares Issued and 188 Shares Outstanding	200	200
Additional Paid-In Capital	224,296	224,296
Less: Treasury Stock	(60,000)	(60,000)
Accumulated Deficit	(92,976)	(73,782)
Total Stockholders' Equity	71,520	90,714
Total Liabilities and Stockholders' Equity	$ 157,454	$ 312,556

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commission Income	$ 1,022,602	$ 1,143,251
Net Dealer Trading Gains (Losses)	(22,079)	13,441
Service Fee Income	256,103	260,711
Interest Income	4,997	7,062
	1,261,623	1,424,465
EXPENSES		
Commissions	666,635	845,291
Direct Marketing Expense	45,934	41,660
Clearing Costs	217,727	209,182
Unsecured Debts and Write-Offs	163	567
Quotations and Research	24,400	19,183
	954,859	1,115,883
Gross Margin	306,764	308,582
Operating Expenses	320,188	323,040
Loss From Operations	(13,424)	(14,458)
Interest Expense	7,512	18,000
Loss Before Income Taxes	(20,936)	(32,458)
Income Tax Benefit	(1,742)	(7,312)
Net Loss	(19,194)	(25,146)
Accumulated Deficit , Beginning	(73,782)	(48,636)
Accumulated Deficit, Ending	$ (92,976)	$ (73,782)

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Subordinated Borrowings, Beginning	$ 150,000	$ 150,000
Changes During Year	(150,000)	-
Subordinated Borrowings, Ending	$ -	$ 150,000

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002 and 2001

	2002	2001
Balance, Beginning	$ 90,714	$ 115,860
Net Loss	(19,194)	(25,146)
Balance, Ending	$ 71,520	$ 90,714

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (19,194)	$ (25,146)
Adjustments to reconcile net (loss) to net cash provided from (used) by operating activities:		
Depreciation	1,587	1,939
Deferred Income Taxes	(2,107)	(7,512)
(Increase) Decrease in:		
Commissions Receivable	33,391	39,154
Securities Owned at Market Value	105,725	2,657
Other Assets	4,000	(29,000)
Increase (Decrease) in:		
Accounts Payable	(28,302)	(3,325)
Commissions Payable	(4,738)	25,515
Accrued Interest	(4,000)	1,507
Income Taxes Payable	495	-
Other Liabilities	637	(7,721)
Net Cash Provided from (Used) by Operating Activities	87,494	(1,932)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt Reduction:		
Long-Term	(100,000)	-
Net Cash Used by Financing Activities	(100,000)	-
Net Decrease in Cash and Cash Equivalents	(12,506)	(1,932)
Cash and Cash Equivalents, Beginning	57,706	59,638
Cash and Cash Equivalents, Ending	$ 45,200	$ 57,706

See Accompanying Notes and Independent Auditors' Report

AFM INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

AFM Investments, Inc., (the Company), was formed during 1989 for the purpose of doing business as a broker/dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through National Financial Services Corp. pursuant to an agreement dated November 30, 1989.

The Company is approved by the National Association of Securities Dealers, Inc. (NASD) to conduct market-making activity in twenty securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased as short term cash investments, with a maturity of three months or less, to be cash equivalents.

Securities

Securities owned are primarily corporate stocks and are stated at market value. Unrealized gains or losses on securities, owned at year-end are reflected in the results of operations.

Obligations arising from financial instruments sold short in connection with the Company's normal trading activities expose the Company to risk in the event market prices increase, since the Company may be obligated to repurchase those short positions at a greater price. The Company primarily engages in short selling of debt securities, which are typically less volatile than equities or options.

Business Concentration

The Company clears all securities transactions through another broker/dealer. The Company does not believe this broker/dealer is irreplaceable.

AFM INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Office Equipment	Straight - line	5 years
Furniture and Fixtures	Straight - line	7 years
Leasehold Improvements	Straight - line	5 years

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Revenue and Expense Recognition

The revenues of the Company are derived primarily from commissions earned on the sale of securities. Commission income is recorded as of the trade date of the securities. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Expenses are recognized when incurred.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k) (2) (ii).

Treasury Stock

Treasury stock is shown at cost, and in 2002 and 2001 consisted of 12 shares of common stock.

NOTE 2 – DUE FROM BROKERS

At December 31, 2002 and 2001, the receivable from brokers consists of the net money balance due from the clearing organization in the amount of $782 and $34,173 respectively.

AFM INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash clearing deposit with its clearing broker, National Financial Services Corp. Interest on the deposit is received quarterly and varies with the broker call rate. For the statements of cash flows, this deposit is not presented as a component of cash. Deposits were $75,000 for the years ended December 31, 2002 and 2001.

NOTE 4 – PROPERTY AND EQUIPMENT

	2002	2001
Office Equipment	$ 48,155	$ 48,155
Furniture and Fixtures	8,453	8,453
Leasehold Improvements	4,365	4,365
	60,973	60,973
Less Accumulated Depreciation	59,919	58,332
	$ 1,054	$ 2,641

Depreciation expense was $1,587 and $1,939 for the years ended December 31, 2002 and 2001 respectively.

NOTE 5 - SUBORDINATED BORROWINGS

The Company entered into a subordinated loan agreement, approved by the National Association of Securities Dealer, Inc., (NASD) effective November 13, 1997. The proceeds of the loan, $150,000, are used by the Company for capital purposes. Under the terms of the agreement, the Company agrees to repay the loan on March 1, 2002, with accrued interest at the rate of 12% per annum.

During 2002, the Company repaid $100,000 of principal. The balance outstanding at December 31, 2002 is $50,000. The debt is no longer subject to the subordinated conditions of the Net Capital requirements of the NASD. The current note is unsecured, due on demand and accrues interest at 12%.

Interest expense was $7,512 and $18,000 for the years ended December 31, 2002 and 2001 respectively.

NOTE 6 - LEASES

The Company leases office space under an agreement that is renewable annually and has been extended through December 31, 2003. Rent expense was $28,800 and $27,825 for the years ended December 31, 2002 and 2001, respectively.

AFM INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 7 - CAPITAL REQUIREMENTS

December 31, 2001:

The Company was subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6.2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

December 31, 2002:

AFM Investments, Inc., reduced their Net Capital requirements to $5,000 in 2002. Under the new requirements the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any activities described in Rule 15c3-1(a)(2) (i) through (v) of that section.

The Company's net capital and required net capital were $34,548 and $5,000 respectively at December 31, 2002 and $178,614 and $100,000 respectively at December 31, 2001.

The Company's aggregate indebtedness to net capital ratio was 2.49 and .40 to 1 as of December 31, 2002 and 2001 respectively.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory 401(k) Savings Plan for qualified employees. The terms of the plan define qualified employees as those over 21 years of age, with at least 1,000 hours of service in their first 12 months of employment with the Company. The Company does not provide a matching provision.

NOTE 9 – INCOME TAXES

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2002 are:

NONCURRENT ASSET	
Depreciation	$ 745
Operating loss carryforwards	22,058
	$ 22,803

NOTE 9 – INCOME TAXES (Continued)

The provision for income taxes for the years ending December 31, 2002 and 2001, consist of the following:

	2002	2001
CURRENT TAX EXPENSE		
State	$ 365	$ 200
DEFERRED TAX EXPENSE (BENEFIT)		
Federal	(2,353)	(5,001)
State	246	(2,511)
	$ (1,742)	$ (7,312)

The Company has available at December 31, 2002, $105,500 of unused operating loss carry forwards that may be applied against future taxable income and that expire in various years from 2007 to 2017. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carry forwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. No reserve for these deferred tax assets has been recorded.

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash was expended for interest in the amount of $11,512 and $16,493 in 2002 and 2001 respectively. Cash was expended for incomes taxes in the amount of $245 and $200 in 2002 and 2001, respectively.

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

Our report on our audit of the basic financial statements of AFM Investments, Inc. for the years ended December 31, 2002 and 2001, appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental information for the years ended December 31, 2002 and 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Cowan, Gunteski & Co., P.A.

Shrewsbury, New Jersey
February 5, 2003

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

SUPPORTING SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2002 and 2001
(Unaudited)

	2002	2001
Salaries and Wages	$ 96,762	$ 75,090
Payroll Taxes	31,105	31,491
Data Processing	6,433	16,203
Depreciation	1,587	1,939
Donations	7,506	3,790
Dues, Subscriptions and Publications	3,397	3,513
Entertainment	6,103	8,888
Equipment Rental	3,576	4,148
Employee Benefits	26,021	26,357
Insurance	1,850	1,253
Licenses and Registration	8,456	15,367
Miscellaneous	1,253	553
Office Supplies and Expense	17,428	18,433
Postage	13,233	20,377
Printing	3,661	4,753
Professional Services	25,712	18,992
Management Fees	-	3,601
Rent	28,800	27,825
Seminars	1,334	2,320
Telephone and Communication	29,516	31,029
Travel	807	1,345
Utilities	5,648	5,773
	$ 320,188	$ 323,040

See Independent Auditors' Report on Supplemental Information

Cowan,
Gunteski & Co., P.A.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

We have audited the financial statements of AFM Investments, Inc. for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 5, 2003. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cowan, Gunteski & Co., P.A.

Shrewsbury, New Jersey
February 5, 2003

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

AFM INVESTMENTS, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 71,520	$ 90,714
Add: Liabilities Subordinated to General Creditors		
Allowable in Computation of Net Capital	-	150,000
Total Capital and Allowable Subordinated Liabilities	71,520	240,714
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Deferred Tax Asset	22,803	20,696
Property and Equipment	1,054	2,641
Other Assets	9,815	13,815
Restricted Investments	3,300	3,300
	36,972	40,452
Net Capital Before Haircuts on Securities Position	34,548	200,262
Haircuts on Securities	-	21,648
Net Capital	$ 34,548	$ 178,614
AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 17,461	$ 45,763
Loan Payable	50,000	-
Accounts Payable	10,929	15,667
Accrued Interest	2,000	6,000
Other Liabilities	5,544	4,412
Total Aggregate Indebtedness	$ 85,934	$ 71,842
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 100,000
Excess Net Capital	$ 29,548	$ 78,614
Ratio: Aggregate Indebtedness to Net Capital	2.49:1	.40:1

See Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.

SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

Reconciliation with Computation (included in Part II of Form X-17A-5)

	2002	2001
Net Capital, as Reported in the Companys' Part II FOCUS Report (Unaudited)	$ 34,548	$ 178,614
Net Audit Adjustments	-	-
Net Capital Per Above	$ 34,548	$ 178,614

See Independent Auditors' Report on Supplementary Information Required
by Rule 17a-5 of the Securities and Exchange Commission

AFM INVESTMENTS, INC.
SCHEDULE I (Continued)
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

AFM INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2002 and 2001.

EXEMPTION UNDER SECTION (k) (2) (ii) IS CLAIMED:
All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
AFM Investments, Inc.
Howell, New Jersey

In planning and performing our audit of the financial statements and supplementary schedules of AFM Investments, Inc. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

700 Hooper Avenue • Toms River • NJ 08753 • (732) 349-6880 • FAX (732) 349-1949
750 Broad Street • Shrewsbury • NJ 07702 • (732) 741-2624 • FAX (732) 741-8590
Reply to Shrewsbury address Web Site: www.cgandco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cowan, Gunteski & Co., P.A.

Shrewsbury, New Jersey
February 5, 2003